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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(d)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                              CHRYSLER CORPORATION
                           (Name of Subject Company)

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                              CHRYSLER CORPORATION

                      (Name of Person(s) Filing Statement)

                         COMMON STOCK, $1.00 PAR VALUE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                  171196 10 8
                     (CUSIP Number of Class of Securities)

                            WILLIAM J. O'BRIEN, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                              CHRYSLER CORPORATION
                              12000 CHRYSLER DRIVE
                       HIGHLAND PARK, MICHIGAN 48288-0001
                                 (313) 956-5741
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                        behalf of the person(s) filing)

                                With a copy to:

                            MEREDITH M. BROWN, ESQ.
                              DEBEVOISE & PLIMPTON
                                875 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 909-6528

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ITEM 1. SECURITY AND SUBJECT COMPANY.

     The name of the subject company is Chrysler Corporation, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 12000 Chrysler Drive, Highland Park, Michigan 48288-0001. The title of the class of equity securities to which this Statement relates is the common stock, par value $1.00 (the "Common Stock") of the Company, together with the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, the "Shares") issued pursuant to a Rights Agreement, dated as of February 4, 1988, as amended on September 7, 1989, and as amended and restated as of December 14, 1990, and as further amended by Amendment No. 1, dated as of December 1, 1994, to the Amended and Restated Rights Agreement, each between the Company and First Chicago Trust Company of New York (formerly known as Morgan Shareholder Services Trust Company), as Rights Agent (as so amended, and amended and restated and as so further amended, the "Rights Agreement").

ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by Tracinda Corporation, a Nevada corporation wholly owned by Kirk Kerkorian ("Tracinda"), disclosed in a Tender Offer Statement on Schedule 14D-1, filed with the Securities and Exchange Commission (the "Commission") on June 26, 1995 (as the same may be amended from time to time, the "Schedule 14D-1"), to purchase up to 14,000,000 of the outstanding Shares at a price of $50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 27, 1995, as supplemented on June 28, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal (which collectively constitute the "Offer").

     According to the Schedule 14D-1, the address of the principal executive offices of Tracinda is 4835 Koval Lane, Las Vegas, Nevada 89109.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this Statement, is set forth in Item 1 above, which information is incorporated herein by reference.

     (b)(1) Except as described herein or in Annex A hereto, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and the Company, its executive officers, directors or affiliates. Certain contracts, agreements and understandings between the Company and certain of its executive officers, directors or affiliates are described in Annex A hereto, which is incorporated herein by reference.

     (b)(2) The following describes material contracts, agreements, arrangements or understandings or actual or potential conflicts of interest between the Company or its affiliates and Tracinda, its executive officers, directors or affiliates:

          According to the Offer to Purchase, Lee A. Iacocca, the former Chairman of the Board and Chief Executive Officer of the Company, is not a participant in the Offer, but Mr. Iacocca may be deemed to be acting as part of a group with Tracinda under Section 13(d) of the Securities Exchange Act of 1934, as amended. Pursuant to a Consulting Agreement, dated May 9, 1995, between Tracinda and Mr. Iacocca (the "Consulting Agreement"), which appears as Exhibit (c)(1) to the Schedule 14D-1, Mr. Iacocca has agreed to render certain consulting and advisory services to Tracinda, and Tracinda has agreed to pay Mr. Iacocca a monthly fee of $41,667.67. According to the Offer to Purchase, Tracinda and Mr. Iacocca have entered into a Value Sharing Agreement, dated as of June 24, 1995 (the "Value Sharing Agreement"), which appears as Exhibit (c)(3) to the Schedule 14D-1. Pursuant to the Value Sharing Agreement (as described in the Offer to Purchase), Mr. Iacocca will receive, with respect to 32,000,000 of the Shares held by Tracinda, 4% of the amount by which the market value of a Share exceeds $47.00 in June 1999 (or, in the case of a sale of Shares by Tracinda for cash prior to that time, the amount by which the cash proceeds of the sale exceeds $47.00, subject to adjustment in certain circumstances). As stated in the Offer to Purchase, pursuant to the Consulting Agreement, Tracinda has agreed to indemnify

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     Mr. Iacocca with respect to matters arising out of Mr. Iacocca's services under the Consulting Agreement.

          On June 28, 1995, a representative of Mr. Iacocca informed the Company that Mr. Iacocca intended to exercise stock options, granted to him when he was Chairman and Chief Executive Officer of the Company, for 112,500 Shares (the "Options"). Under the Company's 1991 Stock Compensation Plan (the "Plan") and the Company's predecessor Stock Option Plan (the "Predecessor Plan"), Mr. Iacocca has options to purchase a total of 1,488,368 Shares at a weighted average exercise price of $28.22. Under both the Plan and the Predecessor Plan, exercise of an option after termination of employment is subject to, among other things, the conditions precedent that the optionee neither takes other employment or renders services to others without the written consent of the Company, nor conducts himself in a manner adversely affecting the Company.

          The Company's Board of Directors, after considering the plan requirements for the exercise of the Options, and after reviewing a letter from counsel for Mr. Iacocca, has determined that conditions precedent to the exercise of the Options have not been satisfied, and that accordingly, the Options are not exercisable.

          Copies of letters sent to Mr. Iacocca informing him of the Board's position are filed as Exhibits 1.1 and 1.2 hereto and are incorporated herein by reference. A copy of the Predecessor Plan is filed as Exhibit 10-D-8 to the Company's Annual Report on Form 10-K for the year ended December 31, 1983. A copy of the Plan is filed as Exhibit 2 hereto and is incorporated herein by reference. (Each of the Plan and the Predecessor Plan contains the same conditions precedent referred to above.) The foregoing description of the Plan and the Predecessor Plan is qualified in its entirety by reference to the full text of the Plan and the Predecessor Plan.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (a)(1) Background.

     According to Tracinda's Schedule 13D filings, Tracinda has beneficially owned Shares of the Company since 1990. On April 12, 1995, Tracinda issued a press release announcing that it proposed to acquire all of the outstanding Shares of the Company not then owned by Tracinda at a price of $55 per Share. Also on April 12, Tracinda sent to the Company a letter to the same effect.

     On April 12, the Company issued the following press release:

                 CHRYSLER BOARD STATES COMPANY IS NOT FOR SALE

          HIGHLAND PARK, Mich. -- In a meeting today, the Board of Directors of Chrysler Corporation discussed an unsolicited letter received from Tracinda Corporation, a company owned by Kirk Kerkorian, outlining a possible acquisition of the equity interest in Chrysler not owned by Tracinda.

          The Chrysler Board of Directors stated that the Company is not for sale.

     Chrysler said that its Board would review in due course Tracinda's letter with the Company's financial and legal advisors. The Board noted that the suggested transaction, based on information thus far provided by Tracinda, amounts to a request to discuss a leveraged buyout. Moreover, it:

             -- Contemplates at least $11 billion in new debt financing, none of which has been lined up.

             -- Contemplates $3 billion in equity financing, beyond the Shares already owned by Tracinda and by Lee Iacocca, none of which has been lined up.

             -- Assumes the Company's credit lines would remain in place, despite changes in the Company's financial position that would result if Tracinda's proposal was implemented.

             -- Contemplates reducing Chrysler's cash reserves by more than 70%
                to $2 billion. Chrysler noted its need to maintain adequate cash reserves to weather downturns in the business cycle, as well as to maintain its ability to develop new products and to compete.

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          Robert J. Eaton, Chairman and Chief Executive Officer of Chrysler,
     stated: "I want to make it absolutely clear that Chrysler management is in no way involved in Tracinda's proposal. I told Mr. Kerkorian that last night when he informed me by telephone of his intention to make an announcement.

          "We don't want to put Chrysler at risk," Eaton added. "We've worked hard to build this Company's financial strength, to increase shareholder value and to build the confidence of customers, employees, dealers and suppliers. We have no desire to reverse the process."

     In the following days, a significant level of concern about Tracinda's proposed leveraged buy-out of the Company was expressed by the Company's lenders, employees, dealers and suppliers. Credit rating agencies placed the Company's debt securities on credit watch with negative implications. Tracinda did not report having obtained a single dollar of non-Chrysler financing for its proposed buy-out of the Shares it did not already own. Discussions between representatives of the Company and Tracinda failed to produce any resolution.

     On April 24, 1995, the Board of Directors unanimously rejected Tracinda's leveraged buy-out proposal, concluding that pursuing the proposal would not be in the best interests of the Company, its shareholders, employees, dealers, suppliers or customers. The Board reaffirmed that the Company was not for sale, and stated the Board's belief that "unsolicited publicly announced proposals such as Tracinda's are disruptive and not in the best interest of our shareholders."

     Mr. Eaton sent a letter on April 24, 1995 to Kirk Kerkorian, the sole stockholder of Tracinda, informing him of the Board's unanimous decision to reject Tracinda's leveraged buy-out proposal. Mr. Eaton explained that the Board had grave doubts that financing such a transaction was feasible, and that even if it could be accomplished, the result would be a crippled company. In addition, Mr. Eaton told Mr. Kerkorian that the Company's directors had no interest in gambling with Chrysler's future.

     Mr. Kerkorian responded with an April 25 letter to Mr. Eaton, contesting Mr. Eaton's characterization of Tracinda's proposed transaction.

     On May 31, 1995, Tracinda announced that it was withdrawing its proposal to acquire all of the Shares at a price of $55 per Share, and that it had hired Wasserstein Perella & Co., an investment bank, to act as strategic advisor to Tracinda.

     Copies of the press releases and letters referred to above are filed as Exhibits 3-8 hereto and are incorporated herein by reference.

     On June 26, 1995, Tracinda announced the Offer.

     (2) Position of the Board.

     At regularly scheduled meetings of the Board of the Directors held on July 5 and July 6, 1995, the Board met with its financial and legal advisers and considered the Offer and various matters related thereto. Among the matters considered by the Board were the terms and conditions of the Offer; the percentage of the Shares now owned by Tracinda, and the percentage sought to be acquired in the Offer; the prior conduct of Tracinda and Mr. Kerkorian with respect to the Company; and the prior conduct of Tracinda and Mr. Kerkorian with respect to other companies in which Tracinda and/or Mr. Kerkorian had purchased substantial blocks of stock, which conduct in certain instances has included unsolicited acquisitions of control, litigation against the issuer and sale of stock positions to issuers at a premium over market.

     At the July 6 meeting, the Board unanimously determined that, in light of the small percentage of the Company's Shares sought by Tracinda in the Offer and the fact that the Offer would not result in the ownership by Tracinda or by its group of 15% or more of the outstanding Shares, the Board would not make a recommendation to the stockholders with respect to the Offer. Accordingly, the Company is making no recommendation to stockholders with respect to the Offer.

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     At the July 6 meeting, the members of the Board of Directors also expressed the intention not to tender any of their own Shares pursuant to the Offer, in light of the Board's view of the long-term prospects of the Company.

     (b) In reaching the determination referred to in Item 4(a) above, the Board of Directors took into account numerous factors, including but not limited to:

          (i) The small percentage of Shares sought in the Offer; and

          (ii) The fact that, according to the information set forth in the Offer to Purchase, the Offer would not result in Tracinda or the group of which it is a member becoming the beneficial owner of more than 15% of the outstanding Shares and, accordingly, would not cause Tracinda to be deemed an "Acquiring Person" within the meaning of the Rights Agreement or an "interested person" within the meaning of Section 203 of the Delaware General Corporation Law.

     The fact that the Board has determined not to make a recommendation with respect to the Offer is not, and should not be interpreted to be, any indication of the position the Company's Board would take with respect to any effort by Tracinda's group to bring its holdings above 15%, or to seek control of the Company by any means.

     A copy of a letter to stockholders communicating the Board's position and a press release by the Company relating thereto are filed as Exhibits 9 and 10 hereto and are incorporated herein by reference.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company has been receiving advice from CS First Boston Corporation ("CS First Boston"), Morgan Stanley & Co. Incorporated ("Morgan Stanley") and Salomon Brothers Inc ("Salomon Brothers") in connection with Tracinda's proposals since April 12, 1995. None of CS First Boston, Morgan Stanley and Salomon Brothers has been requested to make any solicitations or recommendations to security holders of the Company with respect to the Offer.

     The Company has retained Kekst & Company ("Kekst") as public relations adviser and Georgeson & Company Inc. ("Georgeson") and Morrow & Co. ("Morrow") to assist the Company with its communications to stockholders and to provide other services to the Company, including with respect to the Offer. The Company will pay each of Kekst, Georgeson and Morrow their reasonable and customary compensation for their respective services, and will reimburse Kekst, Georgeson and Morrow for their reasonable out-of-pocket expenses incurred in connection therewith.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) Except as described below, there have been no transactions in the Shares or the associated Rights during the past 60 days by the Company or, to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company:

          Joseph E. Cappy, Vice President, and his wife, gave 100 Shares to a relative on May 24, 1995.

          James D. Donlon, Vice President and Controller, sold 3,660 Shares on May 23, 1995, and sold 3,200 Shares on May 24, 1995.

          In accordance with the terms of the Plan, upon election as director at the Annual Meeting of Stockholders on May 18, 1995, each nonemployee director was granted automatically an option to purchase 1,500 Shares at an exercise price equal to 100% of the fair market value of such Shares on that date ($43.19 per Share).

          Consistent with its past practice of awarding stock options under the Plan to executives annually in July, the Company granted options to purchase approximately 3.9 million Shares to 1,751 Company

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     executives (including officers) on July 6, 1995, at an exercise price equal to 100% of the fair market value of such Shares on that date. Information regarding the options granted to executive officers of the Company during the past 60 days appears in Annex A hereto, which is incorporated herein by reference.

          Upon W. Frank Fountain's election as a Vice President on July 6, 1995, the Company granted Mr. Fountain an option to purchase 10,000 Shares at an exercise price equal to 100% of the fair market value of such Shares on that date.

          In December 1994, the Board of Directors approved a $1 billion Share repurchase program, subject to market and business conditions. During the past 60 days, the Company repurchased approximately 3.2 million Shares under this program at a cost of approximately $139 million.

          During the past 60 days, holders of the Company's Series A Convertible Preferred Stock converted 607,093 shares of Preferred Stock into 16,865,018 Shares.

          Some officers and directors participate in the dividend reinvestment program administered by the Company's transfer agent, and some officers participate, through payroll deductions of salary or bonus, in the Company's self-directed employee savings plans, which offer a variety of investment elections, including the Company's Shares. During the past 60 days, approximately 460 Shares were purchased and approximately 217 Shares were sold for the account of officers and directors under such program or plans.

     (b) The Company has no intention of tendering any Shares pursuant to the Offer, nor, to the best knowledge of the Company, does any executive officer, director, affiliate or subsidiary of the Company have any intention of tendering any Shares pursuant to the Offer. The foregoing statement does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such decision to tender.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) No negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (i) An extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (ii) A purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (iii) A tender offer for or other acquisition of securities by or of the Company; or

          (iv) Any material change in the present capitalization or dividend policy of the Company.

     (b) There is no transaction, Board resolution, agreement in principle or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

     Regulatory Matters. The Offer is conditioned on, among other things, the Michigan Insurance Bureau having issued an order exempting, on terms satisfactory to Tracinda, in its sole discretion, the Offer from the provisions of the Michigan Insurance Code or Tracinda being satisfied, in its sole discretion, that the provisions of the Michigan Insurance Code are otherwise inapplicable to the Offer (the "Insurance Condition").

     The Company has two indirect, wholly-owned insurance subsidiaries domiciled in Michigan. The Michigan Insurance Code provides that, absent prior approval by the Michigan Commissioner of Insurance, a person may not make a tender offer for or acquire securities of a Michigan domestic insurer if, after the

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consummation of the offer, the person would be in control of the insurer.
Control is presumed to exist if the person holds 10% or more of another person's voting securities.

     On June 26, 1995, Tracinda filed with the Michigan Insurance Bureau an application for exemption from the relevant provisions of the Michigan Insurance Code. Also on June 26, 1995, Tracinda commenced a lawsuit in the United States District Court for the Western District of Michigan against the Michigan Commissioner of Insurance and the Company, seeking to have the relevant provisions of the Michigan Insurance Code declared inapplicable to the Offer. In its complaint, Tracinda argued that the relevant provisions of the Michigan Insurance Code are preempted by federal securities laws and are unconstitutional under the Constitution of the United States.

     On June 27, 1995, the Michigan Commissioner of Insurance issued an Order Approving Disclaimer (the "Order"), and Tracinda announced that the Order would satisfy the Insurance Condition. On June 28, Tracinda withdrew, without prejudice, the related lawsuit.

     The Order states that the scope of its approval is strictly limited to Tracinda's proposed acquisition of 14,000,000 additional Shares of the Company, and does not apply to any other future activity Tracinda may choose to pursue with respect to the Company, including the purchase of additional Shares or undertaking a proxy or consent solicitation in which Tracinda would name a slate of candidates for the Company's Board.

     A copy of the Order is filed as Exhibit 11 hereto and is incorporated herein by reference. The foregoing description of the Order is qualified in its entirety by reference to the text of the Order.

     The Rights Agreement. On February 4, 1988, the Board of Directors of the Company declared a dividend distribution of one Right for each outstanding share of the Common Stock of the Company. On September 7, 1989, December 14, 1990 and December 1, 1994, the Board of Directors amended the terms of the Rights. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Cumulative Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Stock") at a price of $120 per one one-hundredth of a share of Preferred Stock, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in the Rights Agreement.

     The Rights are currently attached to certificates representing outstanding shares of Common Stock, and no separate certificates representing the Rights ("Right Certificates") have been distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier to occur of
(i) ten days following the time (the "Stock Acquisition Time") of a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock of the Company and (ii) ten business days (or, if determined by the Board of Directors (with the concurrence of a majority of the Continuing Directors (as hereinafter defined)), a specified or unspecified later date) following the commencement or announcement of an intention to make a tender offer or exchange offer which, if successful, would cause the bidder to own 15% of more of the outstanding shares of Common Stock.

     The Rights are not exercisable until the Distribution Date. The Rights will expire on February 22, 1998, unless earlier redeemed or exchanged by the Company as described below.

     In the event that, after the Stock Acquisition Time, the Company is acquired in a merger or other business combination transaction (except certain transactions with a person who became an Acquiring Person as a result of a tender offer described in the next succeeding paragraph) or 50% or more of its assets, cash flow or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. In the event that, after the Stock Acquisition Time, the Company were the surviving corporation of a merger and its shares of Common Stock were changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Company having a market value of two times the exercise price of the Right.

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     In the event that a person or group becomes an Acquiring Person (except pursuant to a tender offer for all outstanding shares of Common Stock determined to be at a fair price and otherwise in the best interests of the Company and its stockholders by a majority of the Outside Directors), proper provision shall be made so that each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the Purchase Price, Common Stock, other equity securities of the Company, debt securities of the Company, other property or a combination thereof) having a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void. A person will not be an Acquiring Person if the Board of Directors of the Company determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

     At any time prior to the earlier of the Stock Acquisition Time and the Expiration Date (as defined in the Rights Agreement), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.05 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.05 Redemption Price.

     At any time after a person becomes an Acquiring Person and prior to the acquisition by such Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights beneficially owned by such Person which have become void), in whole or part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Company, at its option, may substitute one one-hundredth of a share of Preferred Stock (or other series of substantially similar preferred stock of the Company) for each share of Common Stock to be exchanged.

     Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential dividend of $10 per year, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on the Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to receive a minimum liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share. Each share of Preferred Stock will have one hundred votes, voting together with the Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by anti-dilution provisions.

     The term "Continuing Director" means any member of the Board of Directors of the Company who was a member of the Board prior to the Stock Acquisition Time, and any person who is subsequently elected to the Board if such person is recommended or approved by a majority of the Continuing Directors then on the Board of Directors, but shall not include an Acquiring Person or an affiliate, associate, representative or nominee of an Acquiring Person.

     A copy of the Rights Agreement (as in effect prior to Amendment No. 1 thereto) has been filed with the Commission as Exhibit 1 to a Current Report on Form 8-K dated December 14, 1990. A copy of Amendment No. 1 to the Rights Agreement has been filed with the Commission as Exhibit 1 to a Current Report on Form 8-K dated December 1, 1994. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the text of the Rights Agreement.

     Delaware Takeover Statute. Section 203 of the Delaware General Corporation Law, in general, prohibits a Delaware corporation such as the Company from engaging in a "Business Combination" (defined as a variety of transactions, including mergers, as set forth below) with an "Interested Stockholder" (defined generally as a person that is the beneficial owner of 15% or more of a corporation's outstanding voting stock) for a period of three years following the date that such person became an Interested Stockholder unless

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(a) prior to the date such person became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder,
(b) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, the Interested Stockholder owned at least
85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding stock held by directors who are also officers of the corporation and employee stock ownership plans that do not provide employees with the right to determine confidentially whether Shares held subject to the plan will be tendered in a tender or exchange offer or (c) on or subsequent to the date such person became an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

     Section 203 provides that, during such three-year period, the corporation may not merge or consolidate with an Interested Stockholder or any affiliate or associate thereof, and also may not engage in certain other transactions with an Interested Stockholder or any affiliate or associate thereof, including, without limitation, (a) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets (except proportionately as a stockholder of the corporation) having an aggregate market value equal to 10% or more of the aggregate market value of all assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding stock of a corporation, (b) any transaction which results in the issuance or transfer by the corporation or by certain subsidiaries thereof of any stock of the corporation or such subsidiaries to the Interested Stockholder, except pursuant to a transaction which effects a pro rata distribution to all stockholders of the corporation, (c) any transaction involving the corporation or certain subsidiaries thereof which has the effect of increasing the proportionate share of the stock of any class or series, or securities convertible into the stock of any class or series, of the corporation or any such subsidiary which is owned directly or indirectly by the Interested Stockholder (except as a result of immaterial changes due to fractional share adjustments), or (d) any receipt of the Interested Stockholder of the benefit (except proportionately as a stockholder of such corporation) of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     The following Exhibits are filed herewith:

EXHIBIT NO.
- ------------
Exhibit 1.1     June 30, 1995 Letter to Mr. Iacocca
Exhibit 1.2     July 6, 1995 Letter to Mr. Iacocca
Exhibit 2       Chrysler Corporation 1991 Stock Compensation Plan
Exhibit 3       April 12, 1995 Tracinda Press Release
Exhibit 4       April 12, 1995 Letter to the Company
Exhibit 5       April 24, 1995 Company Press Release
Exhibit 6       April 24, 1995 Letter to Mr. Kerkorian
Exhibit 7       April 25, 1995 Letter to Mr. Eaton
Exhibit 8       May 31, 1995 Tracinda Press Release
Exhibit 9       Letter to Stockholders of the Company, dated July 6, 1995*
Exhibit 10      Press Release issued by the Company on July 6, 1995
Exhibit 11      Order Approving Disclaimer issued by the Michigan Commissioner of Insurance
Exhibit 12      Employment Agreement, dated as of June 1, 1995, between the Company and
                Robert J. Eaton
Exhibit 13      Employment Agreement, dated as of June 1, 1995, between the Company and
                Robert A. Lutz
Exhibit 14      Employment Agreement, dated as of June 1, 1995, between the Company and
                Thomas G. Denomme
Exhibit 15      Employment Agreement, dated as of June 1, 1995, between the Company and
                Gary C. Valade
Exhibit 16      Term Sheet Relating to Severance Agreements
Exhibit 17      Supplemental Executive Retirement Plan

- -------------------------
* Included in mailing to stockholders.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: July 6, 1995                       CHRYSLER CORPORATION

                                          By:         William J. O'Brien
                                            ------------------------------------
                                            Name: William J. O'Brien
                                            Title: Vice President, General
                                                   Counsel and Secretary

                                                                         ANNEX A

                            DIRECTORS' COMPENSATION

     The fees currently being paid to directors who are not officers of the Company or its subsidiaries are as follows: annual fee for serving as a director, $25,000; fee for each Board meeting attended, $1,000; Board strategy session fee, $1,000; fee for each other day of service, $2,000; annual fee for serving on a Board committee (Management Resources and Compensation Committees considered as one), $10,000; and additional annual fee for serving as chairperson of a committee, $2,000.

     Under the Chrysler Corporation 1991 Stock Compensation Plan (the "Plan") approved by the stockholders, nonemployee directors receive options with related stock appreciation rights ("SARs") for 1,500 Shares as of the date of their election or reelection as a director at any annual or special meeting of stockholders. The Company also provides business travel accident insurance coverage in the amount of $250,000 to each nonemployee director. In addition, the Company provides an annual retirement benefit payable for life to nonemployee directors with five or more years of service equal to one hundred percent of the annual retainer for directors in effect at the time of the individual's retirement from the Board. A director retiring from the Board with less than five years service receives an annual retirement benefit in the same amount, but only for a period equal to the time served as a director.

     Under the Chrysler Salaried Employees' Supplemental Savings Plan, nonemployee directors may elect in advance to defer all or a portion of the above fees and proceeds in connection with the exercise of options or SARs, whether payable in the form of cash or Shares. Such directors may self-direct assets in their deferral accounts among a variety of investments. Directors may elect to receive payment of their deferred compensation in a lump sum or in annual installments not to exceed ten years.

                   SECURITY OWNERSHIP OF MANAGEMENT AND BOARD

     The following table shows the number of Shares beneficially owned, as that term is defined for proxy statement reporting purposes by the Commission, by the directors and executive officers of the Company as of July 6, 1995 (unless otherwise noted):

                                                                                    NUMBER OF SHARES
                                                                                     IN LEFT COLUMN
                                                             AMOUNT AND NATURE        WHICH MAY BE
                                                               OF BENEFICIAL        ACQUIRED WITHIN
               NAME OF BENEFICIAL OWNER(1)                    OWNERSHIP(2)(3)          60 DAYS(4)
- ----------------------------------------------------------   -----------------      ----------------
Lilyan H. Affinito........................................          10,066                  6,600
Robert E. Allen...........................................           1,600                    600
Joseph E. Antonini........................................           8,230                  2,100
Joseph A. Califano, Jr. ..................................           8,566                  5,100
Theodor R. Cunningham.....................................         268,875                241,699
Thomas G. Denomme.........................................         115,742                 92,698
Robert J. Eaton...........................................         653,282                549,410
Earl G. Graves............................................           8,130                  6,150
Kent Kresa................................................           8,330                  6,150
Robert J. Lanigan.........................................           6,337                  3,000
Robert A. Lutz............................................         582,066                493,034
Peter A. Magowan..........................................          18,430                  3,000
Malcolm T. Stamper........................................           6,677                  2,100
Gary C. Valade............................................         138,185                125,298
Lynton R. Wilson..........................................           2,100                    600
All Directors and Executive Officers,
  including those named above, as a Group.................       3,861,972(5)           3,158,841

- -------------------------

(1) No director or executive officer is the beneficial owner of other equity securities of the Company or any of its subsidiaries. No director or executive officer beneficially owns more than 1.0% of the Shares outstanding.

(2) Unless otherwise indicated, each person included in the group has sole investment power and sole voting power with respect to the Shares beneficially owned by such person.

(3) Does not include Shares held by the dividend reinvestment plan and the trustees under the Company's savings plans.

(4) This column lists the number of Shares which the directors and executive officers have the right to acquire within sixty days after July 6, 1995 through the exercise of stock options. The Shares shown in this column are included in the Amount and Nature of Beneficial Ownership column.

(5) Includes 13,497 Shares held by family members of executive officers, the beneficial ownership of which has been disclaimed by such officers in reports filed with the Commission.

     Consistent with its past practice of awarding stock options under the Plan to executives annually in July, on July 6, 1995, the Company granted to its Chief Executive Officer and its next four most highly compensated executive officers options to purchase the following numbers of Shares: Mr. Eaton, 225,000; Mr. Lutz, 100,000; Mr. Denomme, 70,000; Mr. Valade, 65,000; and Mr.
Cunningham, 52,000. At the same time, the Company granted options to purchase an aggregate of 815,000 Shares to 25 other executive officers. All options have an exercise price equal to 100% of the fair market value of such Shares on the date of grant.

                                 OTHER MATTERS

     The Company, in the ordinary course of business, purchases materials, supplies and services from numerous suppliers throughout the world. Purchases are made from some concerns of which certain nonemployee directors are directors or officers. The Company does not consider the amounts involved in such transactions material in relation to its business and believes that such amounts are not material in relation to the businesses of such other corporations or the interests of the nonemployee directors involved.

     Mr. Joseph E. Cappy, a Vice President of the Company, is the principal stockholder of, and made a loan of $1 million in 1994 to, an automobile dealership which was granted a franchise by the Company to sell Chrysler products. Mr. Cappy has agreed with the Company to certain restrictions which preclude his involvement in the management and operation of the dealership.

     The Company incurred expenses of approximately $689,000 in 1994 for advertising and related marketing activities with Black Enterprise magazine. Mr. Graves is the Chairman, Chief Executive Officer and sole stockholder of the magazine's ultimate parent company.

                       COMPENSATION OF EXECUTIVE OFFICERS

                           SUMMARY COMPENSATION TABLE

     The following table discloses compensation awarded to, earned by, or paid during the three preceding fiscal years to the Company's Chief Executive Officer and its next four most highly compensated executive officers serving at the end of 1994 for all services rendered by them to the Company and its subsidiaries in all capacities in which they served.

                                                                          LONG TERM COMPENSATION
                                                                          ----------------------
                                                                            AWARDS      PAYOUTS
                                      ANNUAL COMPENSATION(1)              ----------   ---------
                            -------------------------------------------   SECURITIES
                                                           OTHER ANNUAL   UNDERLYING     LTIP       ALL OTHER
                                    SALARY                 COMPENSATION    OPTIONS/     PAYOUTS    COMPENSATION
NAME AND PRINCIPAL POSITION YEAR      ($)      BONUS ($)      ($)(2)       SARS (#)     ($)(3)        ($)(4)
- --------------------------- ----   ---------   ---------   ------------   ----------   ---------   ------------
Robert J. Eaton............ 1994   1,063,750   2,200,000       60,424       214,638      966,641      51,060
  Chairman of the Board and 1993     928,750   1,900,000      121,474       202,772    1,809,000      22,290
  Chief Executive Officer   1992     597,000     575,000       25,200       550,000      694,328      68,295
Robert A. Lutz............. 1994     808,750   1,600,000       39,319        90,000      869,465      38,820
  President and Chief       1993     747,500   1,500,000       75,923        99,301    1,444,500      17,137
  Operating Officer         1992     650,000     450,000       28,470        88,733      711,876      14,550
Thomas G. Denomme.......... 1994     496,250   1,000,000       27,942        60,000      470,534      23,820
  Vice Chairman and Chief   1993     448,750     900,000       12,240        61,198      756,000      10,770
  Administrative Officer    1992     348,333     275,000       14,310        50,452      339,771       8,360
Gary C. Valade............. 1994     387,500     750,000       23,982        60,000      352,901      18,600
  Executive Vice President  1993     325,417     680,000        8,100        56,198      506,250       7,810
  and Chief Financial       1992     242,500     190,000        8,280        30,226      202,214       5,820
  Officer
Theodor R. Cunningham...... 1994     412,500     700,000       24,927        58,470      409,160      19,800
  Executive Vice President  1993     381,250     650,000       10,680        54,397      661,500       9,150
  -- Sales & Marketing and  1992     325,833     225,000       11,940        48,632      265,952       7,820
  General Manager of
  Minivan Operations

- -------------------------
(1) Compensation deferred at the election of an executive is included in the year earned.

(2) The amounts for 1994 are dividend equivalents paid in respect of awards of Shares ("Performance Shares") under the Plan and tax payment reimbursements.

(3) LTIP payouts of Performance Shares for 1994 were in respect of the 1992-1994 performance cycle under the Plan and were based on the Company's performance in relation to improvements in vehicle quality. Amounts are based on the fair market value of Shares on the date of delivery.

(4) The amounts for 1994 are matching contributions by the Company under its employee savings plans.

     The Company has entered into Employment Agreements (each, an "Employment Agreement") with each of Robert J. Eaton, Robert A. Lutz, Thomas G. Denomme and Gary C. Valade (each, an "Executive"). Except in the case of Mr. Lutz, each Employment Agreement has an initial three year term commencing on June 1, 1995, is automatically extended for successive periods of one year each unless either party gives at least 90 days' written notice to the other of its intention not to renew, and will expire on the last day of the month in which the Executive attains age 65, or in the event of the Executive's disability. The term of Mr. Lutz's Employment Agreement commenced on June 1, 1995, and will expire at the end of February, 1997, the month in which he will attain age 65. Each Executive's position, duties, compensation and benefits are set forth in the Employment Agreements. The Employment Agreements each contain a noncompetition provision which precludes each Executive from voluntarily terminating his employment without "Good Reason" and thereafter working for a competitor for at least one year.

     In the event of the Termination Without Cause (as defined in each Employment Agreement) of any Executive, or Termination for Good Reason (as defined in each Employment Agreement) by any Executive, such Executive will be entitled to receive all salary earned or other compensation due and payable under the Company's plans, policies or agreements and a lump sum severance benefit generally equal to two times the sum of the Executive's current annual base salary and the average of the bonuses payable to the Executive for the three calendar years preceding his termination, although higher benefits will be payable in the event of the termination of any Executive (except Mr. Lutz) prior to June 1, 1996.

     Included among the events giving rise to the Executive's right to terminate his employment for "Good Reason" are a material adverse reduction in his responsibilities and, with a limited exception, a reduction in his base salary or annual bonus opportunity.

     Copies of the Employment Agreements are filed as Exhibits 12-15 to the Statement to which this Annex A is attached, and are incorporated herein by reference. The foregoing description of the Employment Agreements is qualified in its entirety by reference to the text of the Employment Agreements.

     On June 20, 1995, after having considered and discussed the issue at three prior meetings, the Management Resources Committee ("MRC") approved and adopted a recommendation that the Board of Directors approve severance agreements for the Company's 30 officers (including the Executives) that would provide each such officer a predetermined level of severance benefits if his or her employment were terminated involuntarily or constructively in connection with a change of control. The Board of Directors, which had also discussed preliminarily the adoption of such agreements at two prior meetings, approved the recommendation of the MRC, with certain modifications, on July 6, 1995.

     As approved by the Board, these agreements will require each officer who is then still actively employed generally to commit to remain employed by the Company for the period commencing upon a "Potential Change of Control" and ending not earlier than two months following an actual "Change of Control" or, if earlier, the first anniversary of the occurrence of a Potential Change of Control or the date the Board determines that no Change of Control is likely to occur. For purposes of these agreements, the definition of a Change of Control will generally be the same as that contained in the Plan (as more fully described in footnote 1 to the option grant table below), and the definition of a Potential Change of Control will include the occurrence of certain events, such as the commencement of certain tender offers (not including the Offer in its present form as of the date hereof), the execution of a merger or similar agreement or the commencement of a proxy contest relating to the election of directors, that would, if the proposed action were effected, result in a Change of Control.

     Under these agreements, the Company will commit to preserve each officer's existing position, compensation and benefits during such continued period of employment or, if earlier, until the second anniversary of an actual Change of Control. If these agreements become effective, the Employment Agreements described above will be suspended, subject to reinstatement if these severance agreements cease to be effective due to the fact that no Change of Control has occurred. If the Company terminates the employment of any such officer after the agreement becomes effective, or the officer terminates his employment after a Change of Control for "Good Reason" (e.g., a reduction in his duties or responsibilities, a reduction in his compensation or level of benefits occurring after the agreement becomes effective), the officer will receive a single lump severance payment equal to three times, in the case of Messrs. Eaton, Lutz, Denomme and Valade, and two times, in the case of all other officers, the sum of the officer's annual base salary and an amount equal to the average of the bonuses payable to the officer over a three year period preceding the officer's date of termination. An officer who receives such severance benefits will also receive certain other payments and benefits, intended to compensate the officer for other benefits foregone or lost due to such termination.

     In the event that the payments made to the officer under the agreement result in the officer being subject to the excise tax on certain "excess parachute payments" payable under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company will also pay such officer an additional amount such that the officer receives the same net after-tax benefit as the officer would have received had no excise tax been applicable. If such additional payments are required, the Company will not be able to deduct such additional payments for Federal income tax purposes and will also be denied such a deduction for some or all of the other payments made pursuant to this agreement and its other plans and policies.

     A term sheet setting forth the principal terms of the severance agreements is filed as Exhibit 16 to the Statement to which this Annex A is attached, and is incorporated herein by reference.

OPTION/SAR GRANTS IN LAST FISCAL YEAR

     The following table provides information concerning stock options granted in 1994 to the named executive officers. No SARs were granted to executive officers in 1994.

                                                            INDIVIDUAL GRANTS
                                        ---------------------------------------------------------
                                         NUMBER OF       PERCENT OF
                                         SECURITIES        TOTAL
                                         UNDERLYING     OPTIONS/SARS
                                        OPTIONS/SARS     GRANTED TO     EXERCISE OR                   PRESENT
                                          GRANTED       EMPLOYEES IN    BASE PRICE     EXPIRATION      VALUE
                 NAME                    (#)(1)(2)      FISCAL YEAR       ($/SH)          DATE        ($)(3)
- --------------------------------------  ------------    ------------    -----------    ----------    ---------
Robert J. Eaton.......................     185,000          5.65%          47.75         07-06-04    2,408,585
                                            29,638          0.91%          61.38         12-02-02      467,419
Robert A. Lutz........................      90,000          2.75%          47.75         07-06-04    1,171,744
Thomas G. Denomme.....................      60,000          1.83%          47.75         07-06-04      781,163
Gary C. Valade........................      60,000          1.83%          47.75         07-06-04      781,163
Theodor R. Cunningham.................      48,000          1.47%          47.75         07-06-04      624,930
                                             1,764          0.05%          59.94         12-04-01       27,089
                                             3,578          0.11%          47.38         06-12-01       46,103
                                             5,128          0.16%          47.38         06-10-02       66,075

- -------------------------
(1) All amounts shown represent the number of Shares which may be acquired upon the exercise of stock options. Options for a total of 3,271,896 Shares were granted to directors, officers and employees in fiscal 1994. Each option was granted at an exercise price of not less than 100% of fair market value of the Shares on the date the option was granted. An option must be exercised within ten years after the date of grant (or, if less, within five years after retirement) and is exercisable on and after the first anniversary of the grant to the extent of not more than 40% of the number of Shares covered by the option, on and after the second anniversary of the grant to the extent of not more than 70% thereof, and on and after the third anniversary of the grant to the extent of 100% thereof. Exercise of an option after termination of employment is subject to, among other things, the conditions precedent that the optionee neither takes other employment or renders services to others without the written consent of the Company, nor conducts himself in a manner adversely affecting the Company. The exercise price may be paid in cash or by delivery of Shares. Tax withholding obligations related to exercise may be paid by a reduction in the number of Shares received, subject to certain conditions. The Stock Option Committee may provide, at the time it grants an option, that if an optionee, while employed by the Corporation, surrenders Shares owned for a minimum of six months in payment of the exercise price of that option, then the optionee, subject to the availability of Shares and other restrictions, will be entitled to receive a new stock option (a "Reload Option") covering a number of Shares equal to the number so surrendered. Under the Plan as currently administered, Reload Options may not be granted in connection with the exercise of a Reload Option. None of the options granted to the named executive officers in 1994 contain a Reload Option feature. See also footnote 2 below.

    In the event of a Change in Control (as defined below), (i) all options and SARs will become fully exercisable and vested (provided that SARs held by executive officers and directors must, except in the event of death or disability, be held for at least six months prior to exercise), (ii) Limited Stock Appreciation Rights ("LSARs") will be exercisable during the 60-day period following the Change in Control (provided that LSARs held by executive officers and directors must, except in the event of death or disability, be held for at least six months prior to a Change in Control), and (iii) any participant terminated by the Company within two years immediately following a Change in Control will be permitted to exercise any option, SAR or LSAR for a period of three months after such termination or until the stated term thereof, whichever is shorter. Upon the exercise of a LSAR, the holder is entitled to receive an amount equal to (i) the Change in Control Stock

    Appreciation (as defined below) times (ii) the number of Shares in respect of which such LSAR shall have been exercised.

    A Change in Control is deemed to have occurred if (i) any person becomes the owner of 20% or more of the combined voting power of the Company's then outstanding securities (unless the 20% threshold is crossed due to an acquisition of securities directly from the Company); (ii) during any two-year period the majority of the membership of the Board, subject to certain conditions, ceases for any reason to constitute a majority of the Board; (iii) the stockholders approve a merger of the Company with any other corporation (other than a merger which would result in the voting securities of the Company continuing to represent, in combination with voting securities held by any employee benefit plan of the Company, at least 80% of the combined voting power of the Company or the surviving entity outstanding immediately after such merger); or (iv) the stockholders approve a plan of complete liquidation of the Company or an agreement for the sale of substantially all its assets. The Change in Control Stock Appreciation to be received in settlement of LSARs with respect to any Share will be an amount equal to the excess, if any, of (i) the higher of (x) the market value of such Share on the date the LSAR is exercised or (y) the highest price paid, or its equivalent, for Shares in the transaction constituting the Change in Control or, in the case of a Change in Control resulting from a change in the membership of the Board, the average of the closing price of the Shares for the 30-day period prior to such Board Change in Control, over (ii) the price specified in the LSAR on the date of grant or, in the case of a LSAR related to an option, the price specified in the related option.

(2) All but the first grant listed for each named executive officer are grants of Reload Options resulting from the exercise of an initial option granted before 1994 containing a Reload Option feature. Each Reload Option was granted in connection with the exercise of an existing option by surrender of Shares then owned by the executive in payment of the exercise price of the existing option. Such Reload Option may be exercised (i) for the number of Shares shown, (ii) at the fair market value of such Shares on the date of such surrender, (iii) six months after the date of grant, and then only for the remaining term of the original option, and (iv) only while the fair market value of Shares is at least 25% higher than on the date of grant of the Reload Option.

(3) These values were determined under the Black-Scholes option pricing model based on the following assumptions: expected stock price volatility of 26%; interest rate based on the five year Treasury bond rate; exercise in the fifth year; and dividends at the rate in effect on the date of grant. No adjustments were made for nontransferability or risk of forfeiture. The Company's use of this model does not constitute an endorsement or an acknowledgment that such model can accurately determine the value of options or SARs. No assurance can be given that the actual value, if any, realized by an executive upon the exercise of these options will approximate the estimated values established by the Black-Scholes model.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

     The following table provides information concerning stock option exercises in 1994 by the named executive officers and the value of their unexercised options at December 31, 1994. No named executive officer exercised SARs in 1994 and no such officer currently holds any SARs.

                                                                                            VALUE OF UNEXERCISED
                                                           NUMBER OF UNEXERCISED                IN-THE-MONEY
                             SHARES                           OPTIONS/SARS AT                 OPTIONS/SARS AT
                            ACQUIRED        VALUE            FISCAL YEAR-END(#)            FISCAL YEAR-END($)(1)
                           ON EXERCISE     REALIZED     ----------------------------    ----------------------------
          NAME                 (#)           ($)        EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- -------------------------  -----------    ----------    -----------    -------------    -----------    -------------
Robert J. Eaton..........     60,000       1,863,600      313,410         434,000         5,208,276       5,267,750
Robert A. Lutz...........          0               0      412,034         157,500        10,365,255         961,875
Thomas G. Denomme........     38,100       1,439,532       41,698         102,000           522,180         553,500
Gary C. Valade...........          0               0       79,998          95,100         1,804,041         414,075
Theodor R. Cunningham....     38,100       1,406,232      189,793          92,706         4,495,207         531,456

- -------------------------
(1) The mean of the high and low price of a Share on the NYSE was $49.50 on December 30, 1994.

LONG-TERM INCENTIVE PLANS -- AWARDS IN LAST FISCAL YEAR

     The following table provides information concerning the number of Shares awarded in 1994 to the named executive officers which they may receive in the future depending on the extent to which long-term corporate goals are achieved.

                                                            PERFORMANCE     ESTIMATED FUTURE PAYOUTS UNDER
                                                              OR OTHER       NON-STOCK PRICE BASED PLANS
                                               NUMBER OF    PERIOD UNTIL    ------------------------------
                                                SHARES       MATURATION     THRESHOLD    TARGET    MAXIMUM
                    NAME                        (#)(1)      OR PAYOUT(2)       (#)        (#)        (#)
- --------------------------------------------   ---------    ------------    ---------    ------    -------
Robert J. Eaton.............................     11,600        3 years        5,800      11,600    14,500
Robert A. Lutz..............................      7,300        3 years        3,650       7,300     9,125
Thomas G. Denomme...........................      4,400        3 years        2,200       4,400     5,500
Gary C. Valade..............................      3,600        3 years        1,800       3,600     4,500
Theodor R. Cunningham.......................      3,600        3 years        1,800       3,600     4,500

- -------------------------
(1) These awards reflect the number of Performance Shares payable to each of the named executive officers under the Plan at the end of the 1994-1996 performance cycle upon achievement of the corporate goal established for that cycle. Under the Plan, a target award (expressed as a percentage of salary) is established for each such officer. Each may earn nothing, or a number of Performance Shares ranging from a set minimum to a maximum of 125% of the target award, based on the Company's performance in relation to improvements in vehicle quality, which is the performance goal established for such cycle. During such cycle, each of the named executive officers is also entitled to receive amounts equal to the cash dividends that would have been paid to him if one Share for every Performance Share awarded to him had been issued to him at the time of such dividend.

(2) In the event of a Change in Control (as defined above in footnote 1 to the Option/SAR Grants in Last Fiscal Year table) the performance objectives applicable to any award of Performance Shares under the Plan will be deemed attained, any other restrictions applicable to such Shares will be waived and such Shares will be deemed fully vested.

PENSION PLAN TABLE

     The Company's executive officers receive benefits based on years of service and salary under the tax-qualified Chrysler Salaried Employees' Retirement Plan (the "Retirement Plan"). Any portion of such benefits not payable under the Retirement Plan due to limitations imposed by the Internal Revenue Code of 1986 on tax-qualified plans are payable under the nonqualified Supplemental Executive Retirement Plan ("SERP"). The following table shows the aggregate annual benefits (including 50% of estimated primary Social Security benefits), based on years of service and salary, that would be payable under the Retirement Plan and the SERP to executive officers currently retiring at age 65, assuming they contribute continuously to the plans after age 35 when eligible.

                                            ANNUAL BENEFITS FOR YEARS OF SERVICE INDICATED(2)
     ASSUMED FINAL AVERAGE         -------------------------------------------------------------------
       ANNUAL SALARY(1)              10          15          20          25          30          35
- -------------------------------    -------     -------     -------     -------     -------     -------
$  200,000.....................     45,000      67,500      90,000     110,000     124,000     124,000
   400,000.....................     90,000     135,000     180,000     220,000     248,000     248,000
   600,000.....................    135,000     202,500     270,000     330,000     372,000     372,000
   800,000.....................    180,000     270,000     360,000     440,000     496,000     496,000
 1,000,000.....................    225,000     337,500     450,000     550,000     620,000     620,000
 1,200,000.....................    270,000     405,000     540,000     660,000     744,000     744,000
 1,400,000.....................    315,000     472,500     630,000     770,000     868,000     868,000
 1,600,000.....................    360,000     540,000     720,000     880,000     992,000     992,000

- -------------------------
(1) Salary averaged over the consecutive five-year period during which salary was highest in the 15 years immediately preceding retirement. The salaries for each of the Company's five highest paid executive officers in 1994 are set forth for each of the last three years in the Summary Compensation Table.

(2) Except for primary Social Security benefits, annual benefits are payable for the lifetime of the retiree with a guaranteed payment period of 10 years. If expressed as straight life annuity amounts the annual benefits would be higher in amounts varying from approximately 5% to 8%.

     As of February 28, 1995, the executives named in the Summary Compensation Table have accrued the following years of service under the Retirement Plan and the SERP: Mr. Eaton, 8 years, consisting of 3 years of service under the Retirement Plan and the remainder as additional years of service under the SERP pursuant to his employment agreement with the Company; Mr. Lutz, 13 9/12 years, consisting of 8 9/12 years of service under the Retirement Plan and the remainder as additional years of service granted by the Company under the SERP Plan; Mr. Denomme, 14 6/12 years of service under the Retirement Plan; Mr. Cunningham, 13 7/12 years of service under the Retirement Plan; and Mr. Valade, 17 4/12 years of service under the Retirement Plan.

     In addition to providing a portion of the benefits based on years of service and salary reflected in the Pension Table, the SERP provides other retirement benefits to an executive based on a percentage of the incentive compensation awards (annual bonus and Performance Shares) paid to that executive each year. The Management Resources and Compensation Committees may establish a percentage of those awards ranging from 0 to 6%. If the executive officers named in the Summary Compensation Table remain with the Company until their retirement at age 65, they could become entitled to receive the following estimated annual retirement benefits under the SERP based on those awards (the portion accrued to date is shown in parentheses): Mr. Eaton, $850,400 ($293,142); Mr. Lutz, $369,000 ($299,496); Mr. Denomme, $455,000 ($211,549); Mr. Valade, $420,000
($140,966); and Mr. Cunningham, $586,200 ($157,429). These estimates were computed based on the following assumptions for each executive through age 65:
(a) annual base salary increases of 6%, (b) annual incentive compensation equal to 120% of annual base salary; and (c) a 3% factor applied to incentive compensation. The nonaccrued amounts in the annual retirement benefit estimates shown above will change in proportion to percentage differences between actual award levels through age 65 and the assumed levels set forth in (b) and (c) above.

     The Company has amended its SERP to provide that, in the event of a Change of Control (as defined in the Plan), Messrs. Eaton, Denomme and Valade will be deemed to be eligible for special early retirement under the terms of the SERP. As of July 1, 1995, none of Messrs. Eaton, Denomme or Valade would be eligible to retire early under generally applicable terms of the SERP based on his age and service credited as of such date.

     A copy of the SERP is filed as Exhibit 17 to the Statement to which this Annex A is attached and is incorporated herein by reference. The foregoing description of the SERP is qualified in its entirety by reference to the text of the SERP.

                                 EXHIBIT INDEX

                                                                                       SEQUENTIALLY
                                                                                         NUMBERED
  EXHIBIT                                   DESCRIPTION                                   PAGES
- ------------   ---------------------------------------------------------------------   ------------
Exhibit 1.1    June 30, 1995 Letter to Mr. Iacocca

Exhibit 1.2    July 6, 1995 Letter to Mr. Iacocca

Exhibit 2      Chrysler Corporation 1991 Stock Compensation Plan

Exhibit 3      April 12, 1995 Tracinda Press Release

Exhibit 4      April 12, 1995 Letter to the Company

Exhibit 5      April 24, 1995 Company Press Release

Exhibit 6      April 24, 1995 Letter to Mr. Kerkorian

Exhibit 7      April 25, 1995 Letter to Mr. Eaton

Exhibit 8      May 31, 1995 Tracinda Press Release

Exhibit 9      Letter to Stockholders of the Company, dated July 6, 1995

Exhibit 10     Press Release issued by the Company on July 6, 1995

Exhibit 11     Order Approving Disclaimer issued by the Michigan Commissioner of
               Insurance

Exhibit 12 Employment Agreement, dated as of June 1, 1995, between the Company and Robert J. Eaton

Exhibit 13 Employment Agreement, dated as of June 1, 1995, between the Company and Robert A. Lutz

Exhibit 14 Employment Agreement, dated as of June 1, 1995, between the Company and Thomas G. Denomme

Exhibit 15 Employment Agreement, dated as of June 1, 1995, between the Company and Gary C. Valade

Exhibit 16     Term Sheet Relating to Severance Agreements

Exhibit 17     Supplemental Executive Retirement Plan